Exhibit 12

INTERNATIONAL PAPER COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(Dollar amounts in millions)

(Unaudited)

		For the Years Ended December 31,					Three Months Ended March 31,
		2003	2004	2005	2006	2007	2007	2008
	TITLE
A)	Earnings from continuing operations before income taxes, equity earnings and minority interest	$89.0	$376.0	$286.0	$3,188.0	$1,654.0	$606.0	$198.0	(1)
B)	Minority interest expense, net of taxes	(79.0)	(24.0)	(9.0)	(17.0)	(24.0)	(5.7)	(5.2)
C)	Fixed charges excluding capitalized interest	943.8	859.7	752.0	724.5	552.8	127.9	125.1
D)	Amortization of previously capitalized interest	40.8	40.3	39.2	34.8	27.2	7.5	7.0
E)	Equity in undistributed earnings of affiliates	3.1	(13.4)	9.7	(5.8)	(10.7)	6.6	—	(1)

F)	Earnings from continuing operations before income taxes and fixed charges	$997.7	$1,238.6	$1,077.9	$3,924.5	$2,199.3	$742.3	$324.9

	Fixed Charges
G)	Interest and amortization of debt expense	$801.8	$780.3	$680.8	$651.4	$487.0	$114.0	$108.2
H)	Interest factor attributable to rentals	74.9	63.9	61.2	60.2	55.4	14.1	14.3
I)	Preferred dividends of subsidiaries	67.1	15.5	10.0	12.9	10.4	(0.2)	2.6
J)	Capitalized interest	8.0	9.7	13.7	20.7	29.9	11.2	4.2

K)	Total fixed charges	$951.8	$869.4	$765.7	$745.2	$582.7	$139.1	$129.3

L)	Ratio of earnings to fixed charges	1.05	1.42	1.41	5.27	3.77	5.34	2.51

(1)	Beginning in 2008, earnings from continuing operations are reported before equity earnings. Therefore, equity earnings will no longer be adjusted out of the total in Line E.

Note: Dividends on International Paper’s preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.